[redacted]

11017252

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED FEB 25 2011 Wash., D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips (469) 522-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities Corporation**, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NANCY L. JOHANNES
MY COMMISSION EXPIRES
May 17, 2014

Signature

President

Title

Nancy L. Johannes

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 24, 2011

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	162,291
Receivable from clearing broker-dealer		1,576,948
Debt securities		75,515,669
Trading deposit		7,600,879
Clearing deposit		192,081
Advance to related party		93,380
Property and equipment at cost, net of accumulated depreciation $12,763		51,054
Other assets		36,584
Deferred tax asset		240,000
TOTAL ASSETS	$	85,468,886
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	175,136
Accrued payroll payable		107,373
Accrued commissions payable		1,264,705
Profit sharing payable		361,714
Income tax payable		78,903
Securities sold, not yet purchased		21,798,955
Repurchase obligations		18,094,077
Payable to clearing broker-dealer		35,361,458
Total Liabilities		77,242,321
Stockholders' Equity		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding		-
Common stock, $.01 par value, 25,000,000 shares authorized, 7,928,750 shares issued and outstanding		79,288
Additional paid-in capital		20,241,452
Accumulated deficit		(12,094,175)
Total Stockholders' Equity		8,226,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	85,468,886

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION

Statement of Income

Year Ended December 31, 2010

Revenue		
Trading profits, net of trading interest expense of $348,179	$	14,370,354
Securities commissions		85,115
Interest		3,484,547
Total Revenue		17,940,016
Expenses		
Administrative costs - related party		60,000
Clearing and execution costs		806,580
Communications		107,841
Compensation and related costs		10,706,817
Consultants		42,775
Depreciation		12,763
Dues and subscriptions		162,008
News and quotes		921,174
Occupancy and equipment		330,195
Other expenses		88,585
Professional fees		97,961
Regulatory fees		73,292
Travel		63,307
Total Expenses		13,473,298
Net income before income taxes		4,466,718
Income taxes		740,356
NET INCOME	$	3,726,362

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2009	6,000,000	$ 60,000	$ 18,331,990	$ (12,556,994)	$ 5,834,996
Common Stock issued	1,928,750	19,288	1,909,462	-	1,928,750
Net income	-	-	-	3,726,362	3,726,362
Dividends declared and paid on Common Stock	-	-	-	(3,263,543)	(3,263,543)
Balances at December 31, 2010	7,928,750	$ 79,288	$ 20,241,452	$ (12,094,175)	$ 8,226,565

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities:	
Net income	$ 3,726,362
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on debt securities	(1,491,482)
Depreciation	12,763
Deferred income tax	(240,000)
Change in assets and liabilities	
Increase in receivable from clearing broker-dealer	(495,955)
Decrease in accounts receivable - related party	43,768
Increase in debt securities	(67,312,637)
Increase in trading deposit	(7,600,879)
Increase in advance to related party	(93,380)
Increase in other assets	(30,198)
Increase in accounts payable	32,787
Decrease in accrued payroll	(133,520)
Increase in accrued commissions payable	71,459
Increase in profit sharing payable	361,714
Increase in income tax payable	78,903
Increase in securities sold, not yet purchased	21,672,554
Increase in repurchase obligations	18,094,077
Increase in payable to clearing broker-dealer	27,546,006
Net cash used in operating activities	(5,757,658)
Cash Flows From Investing Activities:	
Purchase of property and equipment	(63,817)
Net cash used in investing activities	(63,817)
Cash Flows From Financing Activities:	
Common Stock issued	1,928,750
Common Stock dividends paid	(3,263,543)
Net cash used in financing activities	(1,334,793)
Net decrease in cash and cash equivalents	(7,156,268)
Cash and cash equivalents at beginning of year	7,318,559
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 162,291

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 348,179
Income taxes:	
Federal	$ 809,484
State	35,969
	$ 845,453

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. Effective January 1, 2004, National Alliance Capital, LLC (NAC), a registered broker-dealer, merged with and into the Company with the Company being the surviving entity. The Company and NAC were under common control; therefore, the merger was accounted for similar to a pooling of interests. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker-dealer.

A Stock Purchase Agreement and Shareholders' Agreement (Agreements) were both executed on December 31, 2009, whereby, the Purchasing Group, as defined in the Agreements, acquired 50% (3,000,000 shares of Common Stock) of the outstanding shares of Stock of the Company. In addition, two of the Purchasing Group shareholders were each issued 500,000 options to purchase Common Stock at the month end book value when the options are exercised. The options expire December 31, 2011 (See Note 5). In connection with the Agreements, the Company amended and restated its articles of incorporation on December 31, 2009. The authorized capital stock of the Company was amended to consist of 30,000,000 shares having a par value of $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Class A and Class B Common Stock were eliminated as separate classes of Stock, and as a result, the Class A and Class B shareholders were issued 3,000,000 shares of Common Stock. The Company also paid a discretionary dividend on the Class A and Class B Common Stock ($1,904,956 and $1,240,000 respectively), in proportion to their ownership interest to arrive at a Net Equity, as defined in the Stock Purchase Agreement. There was a 60-Day-Adjustment to this Net Equity calculation. In February 2010, the Company declared and paid a dividend on its common stock totaling $1,384,996 pursuant to the 60-Day-Adjustment. The Preferred Stock (282,892 shares of Preferred Stock) was redeemed at $10 per share (liquidation preference) by the Company for a total of $2,828,924. The redemption was paid by an allocation of a portion of a note receivable due to the Company from a related party.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Nature of Business (cont'd):

The Company operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in trading of debt securities for its own account. Debt securities consist primarily of non-convertible and municipal bonds. The Company also trades debt securities in the secondary wholesale market. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Fair Value of Financial Instruments

Debt securities and securities sold, not yet purchased - The Company accounts for its investment in debt securities and securities sold, not yet purchased in accordance with the provisions of FASB ASC 820, which provides authoritative guidance for fair value measurements of certain financial instruments. This guidance defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices for identical assets or liabilities in active markets the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Investments in debt securities and securities sold, not yet purchased are classified as Level 2. Fair value has been measured by the Company's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Other financial assets and liabilities - Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at fair value. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Property and Equipment

Property and equipment consist of telephone equipment and computers and are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives of five years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities held for trading purposes, recorded on the trade date and valued at fair value. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Repurchase Obligations

Repurchase obligations are secured financing agreements used to obtain financing for securities the Company owns and are carried as liabilities at the amount of cash received. The fair value of these obligations is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the repurchase agreements are fully collateralized.

Dividends to Shareholders

The Company records dividends to its shareholders on the declaration date.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on the trade date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of current and deferred taxes. Deferred taxes represent the future tax return benefit or consequences of the differences between financial and tax reporting. These differences will either be deductible or taxable when the assets and liabilities are covered or settled. Deferred taxes relate primarily to net unrealized gains which are not currently taxable and net operating loss carryforwards which create future tax benefits.

The Company is subject to various state taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - Fair Value of Financial Instruments

In accordance with FASB guidance for fair value measurements, the following table summarizes the valuation of the Company's investments in debt securities and securities sold, not yet purchased by the fair value hierarchy levels as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Securities Owned				
Debt Securities	$ -	$ 75,515,669	$ -	$ 75,515,669
Securities Sold, Not Yet Purchased				
Debt Securities	$ -	$ 21,798,955	$ -	$ 21,798,955

There were no Level 3 investments during 2010.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has a clearing agreement with its clearing broker-dealer, First Southwest Securities Company, to provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 in deposit accounts with the clearing broker-dealer.

The Company has a clearing deposit with its clearing broker-dealer in the amount of $192,081.

The Company also has a trading deposit with its clearing broker-dealer in the amount of $7,600,879. This trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required varies on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts. The amount required is reduced by the receivable from clearing broker-dealer and clearing deposit. Any excess beyond this required amount may be withdrawn by the Company at its discretion. The excess at December 31, 2010 was $1,014,490.

The Company has a payable to the clearing broker-dealer of $35,361,458. This payable balance fluctuates as the Company purchases and sells securities for its own account, through the clearing broker-dealer. Interest is calculated daily, based on a fixed spread over the federal funds rate and paid monthly.

Note 4 - Repurchase Obligations

Repurchase obligations are secured financing agreements used to obtain financing for securities the Company owns. Substantially all repurchase activities are transacted under a master repurchase agreement with another broker-dealer which gives each party the right, in the event of default, to liquidate collateral held and to offset any receivables or payables with the same counterparty. There are a total of eight repurchase obligations outstanding at December 31, 2010, totaling $18,094,077, all due to another broker-dealer. Debt securities at fair value totaling $18,880,336 are pledged as collateral for these obligations. Interest is calculated daily, paid when the obligations are settled, and carries interest based on a fixed spread over the federal funds rate.

Note 5 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 30,000,000 shares, par value $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued in one or more series and in such amounts as determined by the Board of Directors. There are no series of Preferred Stock designated.

Two of the Purchasing Group shareholders were each issued 500,000 options to purchase Common Stock at the month end book value when the options are exercised. The options expire December 31, 2011. During 2010, options to purchase 100,000 shares of common stock were exercised at $1 per share. At December 31, 2010, there are 900,000 options remaining.

Note 6 - Dividends to Shareholders

The Company declared a dividend on the Common Stock of $1,384,996 to certain shareholders of record as of February 20, 2010. The dividends were paid on February 20, 2010.

The Company declared a dividend on the Common Stock of $601,476 to shareholders of record as of April 28, 2010. The dividends were paid on May 03, 2010.

The Company declared a dividend on the Common Stock of $38,073 to a certain shareholder of record as of June 14, 2010. The dividend was paid on June 15, 2010.

The Company declared a dividend on the Common Stock of $562,540 to shareholders of record as of October 19, 2010. The dividends were paid on October 25, 2010.

The Company declared a dividend on the Common Stock of $676,458 to shareholders of record as of December 15, 2010. The dividends were paid on December 21, 2010.

Total dividends declared and paid on Common Stock during 2010, totaled $3,263,543.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $3,803,494 and $250,000, respectively. The Company's net capital ratio was 0.52 to 1.

Note 8 - Deferred Compensation Plan

The Company has a deferred compensation plan for certain traders. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and is paid in cash over the following two years. For the year ended December 31, 2010, the Company incurred deferred compensation expense of $9,920, which is recorded as compensation and related costs in the accompanying statement of income. At December 31, 2010, the Company has deferred compensation payable totaling $131,181, which is included in accrued commission payable in the accompanying statement of financial condition.

Note 9 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. For the year ended December 31, 2010, the Company match and profit sharing contributions totaled $0 and $361,714; respectively, and the Company incurred $7,483 in expenses related to the plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 10 - Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to net income before income taxes, primarily due from unrealized gains and net operating loss carry forwards. The provision for income taxes is comprised of the following:

Current:	
Federal	$ 888,387
States	91,969
	980,356
Deferred:	
Federal	(240,000)
States	-
	(240,000)
Income taxes	$ 740,356

Note 10 - Income Taxes (cont'd)

Deferred income taxes reflect the net tax effects of these differences for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset as of December 31, 2010 are as follows:

Net operating loss carry forwards	$ 950,000
Unrealized gains	(500,000)
Deferred tax asset	450,000
Valuation allowance	(210,000)
Net deferred tax asset	$ 240,000

The Company has a net operating loss carry forward of approximately $2.8 million available to offset future taxable income, which begins expiring in 2024. Due to the change of more 50% of the ownership of the Company on December 31, 2009, (See Note 1) the future use of the net operating loss carry forward is limited to $249,600 a year. The Company also has unrealized gains on securities totaling approximately $1.5 million.

Note 11 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

A related party regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. The Company has an advance of $93,380 due from this related party at December 31, 2010. The Company incurred and paid administrative costs to this related party in the amount of $60,000 during the year.

The Dallas, TX, office is leased from an affiliate of a shareholder.

The Company has a software licensing agreement with a shareholder requiring the Company to pay $5,000 a month, expiring November 2012.

Note 12 - Commitments and Contingencies

Operating Leases:

The Company leases branch office facilities in Austin, TX, Encino, CA, Midland Park, NJ, and Cornelius, NC, under non-cancellable operating lease agreements expiring at various times from 2011 thru 2013. The Company also has two other office leases in Dallas, TX and New York, NY which are currently on month to month leases. Rent expense for the year totaled $287,464 and is reflected in the accompanying statement of income as occupancy and equipment costs.

The Company has a software licensing agreement with a shareholder requiring the Company to pay $5,000 a month, expiring November 2012. Software licensing expense for the year totaled $10,000 and is reflected in the accompanying statement of income as other expenses.

Future minimum lease commitments for each of the years ending December 31 are as follows:

2011	$ 161,254
2012	137,763
2013	38,141
Total	$ 337,158

Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 13 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedure designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

Note 13 - Off-Balance-Sheet Risk (cont'd)

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 14 - Concentration of Credit Risk

The Company has a receivable, debt securities, trading deposit, clearing deposit, and debt securities due from and held by its clearing broker-dealer totaling $84,885,577 or approximately 99% of total assets at December 31, 2010.

The Company also has securities sold, not yet purchased and a payable to its clearing broker-dealer, totaling $57,160,413 or approximately 74% of total liabilities.

Note 15 - Subsequent Events

The Company issued 100,000 shares of Common Stock for $100,000 to a new shareholder during January 2011.

The Company issued 1,000,000 shares of Common Stock for $1,000,000 to existing shareholders during January 2011.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 24, 2011, the date the financial statements were available to be issued.

Schedule I

NATIONAL ALLIANCE SECURITIES CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2010

Total stockholders' equity qualified for net capital	$	8,226,565
Deductions and/or charges		
Non-allowable assets:		
Advance to related party		93,380
Property and equipment, net		51,054
Other assets		36,584
Deferred tax asset		240,000
Total deductions and/or charges		421,018
Net capital before haircuts on securities positions		7,805,547
Haircuts on securities:		
Exempted securities		3,192,302
Debt securities		808,460
Other securities		1,291
Total haircuts on securities		4,002,053
Net Capital	$	3,803,494
Aggregate indebtedness		
Accounts payable	$	175,136
Accrued payroll payable		107,373
Accrued commissions payable		1,264,705
Profit sharing payable		361,714
Income tax payable		78,903
Total aggregate indebtedness	$	1,987,831
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	3,553,494
Ratio of aggregate indebtedness to net capital		0.52 to 1

See accompanying independent auditor's report.

Schedule II

NATIONAL ALLIANCE SECURITIES CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
December 31, 2010

Net capital as originally reported by Company in Part IIA of Form X-17a-5 as of December 31, 2010 (unaudited)	$	3,803,495
Adjustments:		
Increase in total stockholders' equity		240,000
Increase in non-allowable assets		(240,000)
Rounding		(1)
Net capital as computed on Schedule I	$	3,803,494

Adjustments Note:

The adjustments were due to the Company recording a deferred income tax benefit and the related deferred tax asset of $240,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
National Alliance Securities Corporation

In planning and performing our audit of the financial statements of National Alliance Securities Corporation (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 24, 2011

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
National Alliance Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Amended Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by National Alliance Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating National Alliance Securities Corporation 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). National Alliance Securities Corporation 's management is responsible for the National Alliance Securities Corporation 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 24, 2011

AMENDMENT

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048723 FINRA DEC
NATIONAL ALLIANCE SECURITIES
1605 LBJ FREEWAY STE 710
DALLAS, TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bradford. A. Phillips

2. A.	General Assessment (item 2e from page 2)	$ 43,704
B.	Less payment made with SIPC-6 filed (exclude interest)	(17,412)
	07/28/10 (Date Paid) less pmt made with SIPC-7 filed on 01/31/2011	(22,215)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	4,077
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,077
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 4,077	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,288,196
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	806,580
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	806,580
2d. SIPC Net Operating Revenues	$ 17,481,616
2e. General Assessment @ .0025	$ 43,704 (to page 1, line 2.A.)